EXHIBIT 99.1

Safe Bulkers, Inc. Sets Date for First Quarter 2009 Results,

Conference Call and Webcast

Earnings Release: Thursday, May 21, 2009, After Market Closes

Conference Call and Webcast: Friday, May 22, 2009 at 09:00 A.M. EDT

Athens, Greece - May 11, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it will release its results for the first quarter ended March 31, 2009 after the market closes in New York on Thursday, May 21, 2009.

On Friday, May 22, 2009 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

In case of any problem with the above numbers, please dial 1 (866) 223-0615 (US Toll Free Dial In), 0(800) 694-1503 (UK Toll Free Dial In) or +44 (0)1452 586-513 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 29th by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the New York Stock Exchange where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2010.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 895-7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com